UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                                (AMENDMENT NO. 3)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13D-1(A) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(A).

                                 PEOPLEPC, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   709776 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  RONALD FISHER
                                  SOFTBANK INC.
                               1188 CENTRE STREET
                             NEWTON CENTER, MA 02459
                                 (617) 928-9300
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                FEBRUARY 19, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This Statement on Schedule 13D amends the Statement on Schedule 13D, filed January 23, 2002, relating to the Common Stock, par value $0.0001 per share, of PeoplePC, Inc.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------                         -----------------------------
CUSIP No.    709776 10 8                             Page  2  of  34  Pages
-------------------------                         -----------------------------
-------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK CAPITAL PARTNERS LP
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [_]
                                                                        (B) [_]
-------------------------------------------------------------------------------
  3     SEC USE ONLY
-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        WC
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [_]
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              0
    NUMBER OF            ------------------------------------------------------
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  194,932,189
      EACH               ------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    0
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              194,932,189
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          194,932,189
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [_]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          35.1% (1)
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------
----------
(1) Pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, the percent listed in row 13 includes up to 3,334,226 shares issuable upon exercise of the Warrant and upon subsequent exercise of either the Primary Put Option or the Secondary Put Option described in Item 4 hereto and assumes that no other outstanding convertible securities of the Company have been converted into Common Stock. See Item 5 hereto for further explanation of SOFTBANK Capital Partners LP's beneficial ownership of Common Stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------------                         -----------------------------
CUSIP No.    709776 10 8                             Page  3  of  34  Pages
-------------------------                         -----------------------------
-------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK CAPITAL LP
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [_]
                                                                        (B) [_]
-------------------------------------------------------------------------------
  3     SEC USE ONLY
-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        WC
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [_]
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              0
    NUMBER OF            ------------------------------------------------------
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  189,944,471
      EACH               ------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    0
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              189,944,471
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          189,944,471
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [_]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          34.3% (2)
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------
----------
(2) Pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, the percent listed in row 13 includes up to 1,638,405 shares issuable upon exercise of the Warrant and upon subsequent exercise of either the Primary Put Option or the Secondary Put Option described in Item 4 hereto and assumes that no other outstanding convertible securities of the Company have been converted into Common Stock. See Item 5 hereto for further explanation of SOFTBANK Capital LP's beneficial ownership of Common Stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------------                         -----------------------------
CUSIP No.    709776 10 8                             Page  4  of  34  Pages
-------------------------                         -----------------------------
-------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK CAPITAL PARTNERS LLC
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [_]
                                                                        (B) [_]
-------------------------------------------------------------------------------
  3     SEC USE ONLY
-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [_]
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              0
    NUMBER OF            ------------------------------------------------------
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  386,663,428
      EACH               ------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    0
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              386,663,428
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          386,663,428
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [_]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          69.7% (3)
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO
-------------------------------------------------------------------------------
----------
(3) Pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, the percent listed in row 13 includes up to 3,334,226 shares issuable upon exercise of the Warrant and upon subsequent exercise of either the Primary Put Option or the Secondary Put Option described in Item 4 hereto and assumes that no other outstanding convertible securities of the Company have been converted into Common Stock. See Item 5 hereto for further explanation of SOFTBANK Capital Partners LLC's beneficial ownership of Common Stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------------                         -----------------------------
CUSIP No.    709776 10 8                             Page  5  of  34  Pages
-------------------------                         -----------------------------
-------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK CAPITAL PARTNERS INVESTMENT INC.
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [_]
                                                                        (B) [_]
-------------------------------------------------------------------------------
  3     SEC USE ONLY
-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [_]
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              0
    NUMBER OF            ------------------------------------------------------
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  386,663,428
      EACH               ------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    0
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              386,663,428
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          386,663,428
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [_]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          69.7% (4)
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
-------------------------------------------------------------------------------
----------
(4) Pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, the percent listed in row 13 includes up to 3,334,226 shares issuable upon exercise of the Warrant and upon subsequent exercise of either the Primary Put Option or the Secondary Put Option described in Item 4 hereto and assumes that no other outstanding convertible securities of the Company have been converted into Common Stock. See Item 5 hereto for further explanation of SOFTBANK Capital Partners Investment Inc.'s beneficial ownership of Common Stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------------                         -----------------------------
CUSIP No.    709776 10 8                             Page  6  of  34  Pages
-------------------------                         -----------------------------
-------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK TECHNOLOGY VENTURES IV LP
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [_]
                                                                        (B) [_]
-------------------------------------------------------------------------------
  3     SEC USE ONLY
-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        WC
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [_]
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              0
    NUMBER OF            ------------------------------------------------------
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  22,545,036
      EACH               ------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    0
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              22,545,036
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          22,545,036
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [_]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.1%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------------                         -----------------------------
CUSIP No.    709776 10 8                             Page  7  of  34  Pages
-------------------------                         -----------------------------
-------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        STV IV LLC
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [_]
                                                                        (B) [_]
-------------------------------------------------------------------------------
  3     SEC USE ONLY
-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [_]
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              0
    NUMBER OF            ------------------------------------------------------
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  22,977,004
      EACH               ------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    0
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              22,977,004
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          22,977,004
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [_]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.2%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------------                         -----------------------------
CUSIP No.    709776 10 8                             Page  8  of  34  Pages
-------------------------                         -----------------------------
-------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        RONALD D. FISHER
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [_]
                                                                        (B) [_]
-------------------------------------------------------------------------------
  3     SEC USE ONLY
-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [_]
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              0
    NUMBER OF            ------------------------------------------------------
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  386,663,428
      EACH               ------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    0
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              386,663,428
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          386,663,428
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [_]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          69.7% (5)
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------
----------
(5) Pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, the percent listed in row 13 includes up to 3,334,226 shares issuable upon exercise of the Warrant and upon subsequent exercise of either the Primary Put Option or the Secondary Put Option described in Item 4 hereto and assumes that no other outstanding convertible securities of the Company have been converted into Common Stock. See Item 5 hereto for further explanation of Ronald D. Fisher's beneficial ownership of Common Stock.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------------                         -----------------------------
CUSIP No.    709776 10 8                             Page  9  of  34  Pages
-------------------------                         -----------------------------
-------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        CHARLES R. LAX
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [_]
                                                                        (B) [_]
-------------------------------------------------------------------------------
  3     SEC USE ONLY
-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [_]
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              0
    NUMBER OF            ------------------------------------------------------
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  409,640,432
      EACH               ------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    0
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              409,640,432
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          409,640,432
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [_]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          73.8% (6)
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------
----------
(6) Pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, the percent listed in row 13 includes up to 3,334,226 shares issuable upon exercise of the Warrant and upon subsequent exercise of either the Primary Put Option or the Secondary Put Option described in Item 4 hereto and assumes that no other outstanding convertible securities of the Company have been converted into Common Stock. See Item 5 hereto for further explanation of Charles R. Lax's beneficial ownership of Common Stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------------                         -----------------------------
CUSIP No.    709776 10 8                             Page  10  of  34  Pages
-------------------------                         -----------------------------
-------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        E. SCOTT RUSSELL
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [_]
                                                                        (B) [_]
-------------------------------------------------------------------------------
  3     SEC USE ONLY
-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [_]
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              0
    NUMBER OF            ------------------------------------------------------
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  22,977,004
      EACH               ------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    0
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              22,977,004
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          22,977,004
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [_]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.2%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------------                         -----------------------------
CUSIP No.    709776 10 8                             Page  11  of  34  Pages
-------------------------                         -----------------------------
-------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        BRADLEY A. FELD
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [_]
                                                                        (B) [_]
-------------------------------------------------------------------------------
  3     SEC USE ONLY
-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [_]
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              0
    NUMBER OF            ------------------------------------------------------
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  22,977,004
      EACH               ------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    0
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              22,977,004
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          22,977,004
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [_]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.2%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------------                         -----------------------------
CUSIP No.    709776 10 8                             Page  12  of  34  Pages
-------------------------                         -----------------------------
-------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        JO ANN HEIDI ROIZEN
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [_]
                                                                        (B) [_]
-------------------------------------------------------------------------------
  3     SEC USE ONLY
-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [_]
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              0
    NUMBER OF            ------------------------------------------------------
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  22,977,004
      EACH               ------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    0
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              22,977,004
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          22,977,004
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [_]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.2%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------------                         -----------------------------
CUSIP No.    709776 10 8                             Page  13  of  34  Pages
-------------------------                         -----------------------------
-------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        GARY E. RIESCHEL
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [_]
                                                                        (B) [_]
-------------------------------------------------------------------------------
  3     SEC USE ONLY
-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [_]
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              0
    NUMBER OF            ------------------------------------------------------
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  22,977,004
      EACH               ------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    0
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              22,977,004
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          22,977,004
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [_]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.2%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------------                         -----------------------------
CUSIP No.    709776 10 8                             Page  14  of  34  Pages
-------------------------                         -----------------------------
-------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        D. REX GOLDING
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [_]
                                                                        (B) [_]
-------------------------------------------------------------------------------
  3     SEC USE ONLY
-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [_]
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              0
    NUMBER OF            ------------------------------------------------------
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  22,977,004
      EACH               ------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    0
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              22,977,004
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          22,977,004
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [_]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.2%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------------                         -----------------------------
CUSIP No.    709776 10 8                             Page  15  of  34  Pages
-------------------------                         -----------------------------
-------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK HOLDINGS INC.
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [_]
                                                                        (B) [_]
-------------------------------------------------------------------------------
  3     SEC USE ONLY
-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [_]
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              0
    NUMBER OF            ------------------------------------------------------
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  386,663,428
      EACH               ------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    0
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              386,663,428
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          386,663,428
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [_]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          69.7% (7)
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          HC, CO
-------------------------------------------------------------------------------
----------
(7) Pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, the percent listed in row 13 includes up to 3,334,226 shares issuable upon exercise of the Warrant and upon subsequent exercise of either the Primary Put Option or the Secondary Put Option described in Item 4 hereto and assumes that no other outstanding convertible securities of the Company have been converted into Common Stock. See Item 5 hereto for further explanation of SOFTBANK Holdings Inc.'s beneficial ownership of Common Stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------------                         -----------------------------
CUSIP No.    709776 10 8                             Page  16  of  34  Pages
-------------------------                         -----------------------------
-------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SB HOLDINGS (EUROPE) LTD.
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [_]
                                                                        (B) [_]
-------------------------------------------------------------------------------
  3     SEC USE ONLY
-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        WC
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [_]
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED KINGDOM
-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              0
    NUMBER OF            ------------------------------------------------------
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  28,341,356
      EACH               ------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    0
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              28,341,356
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          28,341,356
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [_]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.9% (8)
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
-------------------------------------------------------------------------------
----------
(8) Pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, the percent listed in row 13 includes up to 28,341,356 shares issuable upon exercise of the @viso Primary Put Option or the @viso Secondary Put Option described in
Item 4 hereto and assumes that no other outstanding convertible securities of the Company have been converted into Common Stock. See Item 5 hereto for further explanation of SB Holdings (Europe) Ltd.'s beneficial ownership of Common Stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------------                         -----------------------------
CUSIP No.    709776 10 8                             Page  17  of  34  Pages
-------------------------                         -----------------------------
-------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK CORP.
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [_]
                                                                        (B) [_]
-------------------------------------------------------------------------------
  3     SEC USE ONLY
-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [_]
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        JAPAN
-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              0
    NUMBER OF            ------------------------------------------------------
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  415,004,784
      EACH               ------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    0
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              415,004,784
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          415,004,784
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [_]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          71.1% (9)
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          HC, CO
-------------------------------------------------------------------------------
----------
(9) Pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, the percent listed in row 13 includes up to 3,334,226 shares issuable upon exercise of the Warrant and upon subsequent exercise of either the Primary Put Option or the Secondary Put Option described in Item 4 hereto and assumes that no other outstanding convertible securities of the Company have been converted into Common Stock. The percent listed in row 13 also includes up to 28,341,356 shares issuable upon exercise of either the @viso Primary Put Option or the @viso Secondary Put Option described in Item 4 hereto. See Item 5 hereto for further explanation of SOFTBANK Corp.'s beneficial ownership of Common Stock.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------------                         -----------------------------
CUSIP No.    709776 10 8                             Page  18  of  34  Pages
-------------------------                         -----------------------------
-------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        MASAYOSHI SON
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [_]
                                                                        (B) [_]
-------------------------------------------------------------------------------
  3     SEC USE ONLY
-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [_]
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        JAPAN
-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              0
    NUMBER OF            ------------------------------------------------------
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  415,004,784
      EACH               ------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    0
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              415,004,784
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          415,004,784
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [_]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          71.1% (10)
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------
----------
(10) Pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, the percent listed in row 13 includes up to 3,334,226 shares issuable upon exercise of the Warrant and upon subsequent exercise of either the Primary Put Option or the Secondary Put Option described in Item 4 hereto and assumes that no other outstanding convertible securities of the Company have been converted into Common Stock. The percent listed in row 13 also includes up to 28,341,356 shares issuable upon exercise of either the @viso Primary Put Option or the @viso Secondary Put Option described in Item 4 hereto. See Item 5 hereto for further explanation of Masayoshi Son's beneficial ownership of Common Stock.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

ITEM 1.  SECURITY AND ISSUER.

         This statement amends amendment number 2 to the statement on Schedule 13D filed January 23, 2002 (hereafter referred to as "Amendment Number 2") by the Reporting Persons (as defined in Item 2 of Amendment Number 2) and relates to the Common Stock, par value $0.0001 per share (the "Common Stock"), of PeoplePC, Inc. (the "Company"). The principal executive offices of the Company are located at 100 Pine Street, Suite 1100, San Francisco, California 94111. Except as amended and supplemented hereby, Amendment Number 2 filed by the Reporting Persons remains in full force and effect.


ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of Amendment Number 2 is amended and restated as follows:

         The purpose of the acquisition by the Reporting Persons described herein of the Warrant (defined below) and the Primary and Secondary Put Options (defined below) was to make an investment in the Company. In the ordinary course of business, the Reporting Persons review the performance of their investments on a continuing basis.

         On May 30, 2001, the Warrant Holders entered into an agreement (the "Put Option Agreement"), which is incorporated by reference as Exhibit D hereto, with the Company, @viso and various other third parties. @viso is a joint venture, in which a 50% equity interest is owned by Vivendi Universal, S.A. and a 50% equity interest is owned by SB Europe. In connection with the Put Option Agreement, the Warrant Holders received an Amended and Restated Warrant (the "Warrant"), which is incorporated by reference as Exhibit E hereto, entitling them to purchase 2,380,952 shares of Series A Preferred Stock of PeoplePC Europe for an aggregate cost of $7,142,857. The Warrant may be exercised at any time prior to May 1, 2006 and must be exercised, if at all, in whole at or before the time that (a) @viso exercises (i) its primary put option pursuant to Section 2.1 of the Put Option Agreement (the "@viso Primary Put Option"), (ii) its secondary put option pursuant to Section 2.2 of the Put Option Agreement (the "@viso Secondary Put Option"), or (iii) its put option pursuant to Section 2.4(a) of the Put Option Agreement, which applies in the event of a Change of Control (as defined in the Put Option Agreement) of the Company, or (b) the Company requires @viso to exercise its put option pursuant to the Put Option Agreement in the event of a Change of Control of the Company.

         Upon the Warrant Holders' exercise of the Warrant in whole, the Warrant Holders may, at any time between February 20, 2001 and the close of business on February 20, 2006, require the Company to exchange all, but not less than all, of the Series A Preferred Stock of



                              Page 19 of 34 Pages

PeoplePC Europe held by the Warrant Holders for shares of Common Stock (the "Primary Put Option").

         Following the exercise of the Warrant in whole (or in part as provided in the Put Option Agreement), the Warrant Holders may, at any time during (i) the 60-day period after February 20, 2006, or (ii) the 60-day period following a Triggering Event (as defined in the Put Option Agreement) or Change of Control, provided that such 60-day period referred to in this clause (ii) shall not extend beyond the 60-day period beginning on February 20, 2006, require the Company to buy all, but not less than all, of the PeoplePC Europe Series A Preferred Stock held by the Warrant Holders in return for shares of Common Stock (the "Secondary Put Option").

         As set forth in the Put Option Agreement, the number of shares of Common Stock issuable upon the exercise of either the Primary Put Option or the Secondary Put Option is variable and will be determined at the time of such exercise. The formulas for determining the number of shares of Common Stock to be issued upon the exercise of either the Primary Put Option or the Secondary Put Option are set forth in the Put Option Agreement. Based in part on information provided by the Company, as of January 16, 2002, the number of shares of Common Stock to be issued upon the exercise of either the Primary Put Option or the Secondary Put Option will be up to 3,334,226. The issuance of the Common Stock issuable upon exercise of either the Primary Put Option or the Secondary Put Option was subject to the approval of the stockholders of the Company. Such approval was obtained on May 31, 2001.

         The @viso Primary Put Option is exercisable during the same term as the Primary Put Option. The @viso Secondary Put Option is exercisable during the same term as the Secondary Put Option. Under the @viso Primary Put Option or the @viso Secondary Put Option, @viso may exchange all shares of capital stock of PeoplePC Europe (the "PeoplePC Europe Stock") held by @viso for Common Stock from the Company.

         As set forth in the Put Option Agreement, the number of shares of Common Stock issuable upon the exercise of either the @viso Primary Put Option or the @viso Secondary Put Option is variable and will be determined at the time of such exercise. The formulas for determining the number of shares of Common Stock to be issued upon the exercise of either the @viso Primary Put Option or the @viso Secondary Put Option are set forth in the Put Option Agreement. Based in part on information provided by the Company, as of January 16, 2002, the number of shares of Common Stock to be issued upon the exercise of either the @viso Primary Put Option or the @viso Secondary Put Option will be up to 28,341,356. The issuance of the Common Stock issuable upon exercise of either the @viso Primary Put Option or the @viso Secondary Put Option was subject to the approval of the stockholders of the Company. Such approval was obtained on May 31, 2001.

         In conjunction with the Put Option Agreement, on May 30, 2001, the Investors Rights Agreement, incorporated by reference as Exhibit C hereto, was amended and restated on May 30, 2001 (as amended and restated, the "May 30, 2001 Investors Rights Agreement," a copy of which is incorporated by reference as Exhibit F hereto). The shares of Common Stock of the Company issuable upon the exercise of the Warrant, the Primary Put Option, the Secondary Put Option, the @viso Primary Put Option or the @viso Secondary Put Option are subject to such agreement. In addition, the shares issuable upon the exercise of the various put options granted




                              Page 20 of 34 Pages
under the Put Option Agreement are subject to the Registration Rights Agreement dated December 17, 2001 discussed below.

         The foregoing references to, and descriptions of, the Put Option Agreement, the Warrant and the May 30, 2001 Investors Rights Agreement (the "Put Option Documents") are qualified in their entirety by the complete text of the Put Option Documents. The Put Option Documents are incorporated by reference herein and are incorporated by reference as Exhibits D through F hereto.

         The purpose of the acquisitions of the shares of Series B Preferred Stock by the Reporting Persons described herein was to make an investment in the Company.

         On December 17, 2001, the Series B Purchasers entered into a Stock Purchase Agreement with the Company pursuant to which they purchased 3,650,000 shares of the Company's Series B Preferred Stock, par value $0.0001 per share (the "Series B Preferred Stock"), of the Company on such date at an aggregate purchase price of $18,250,000 ($5.00 per share). The provisions of the Stock Purchase Agreement described in Amendment Number 2 regarding the Reporting Persons' limitations on the ability to sell or otherwise dispose of shares of Series B Preferred Stock terminated upon the conversion of the Series B Preferred Stock into Common Stock. Each Series B Purchaser has agreed that for a period of one year following December 17, 2001, without the approval of a majority of the independent members of the Company's board of directors, neither it nor any entity of which it owns 80% or more of the outstanding capital stock will purchase or otherwise acquire any shares of Common Stock if the effect of such acquisition would be to increase the number of shares of Common Stock beneficially owned by any of the foregoing. In addition, each Series B Purchaser has agreed that it will not affirmatively request that any entities of which such Series B Purchaser owns indirectly 80% or more of its outstanding capital stock or any of its affiliates purchase or otherwise acquire any shares of Common Stock.

         As set forth in the Company's Certificate of Designation of Rights, Preferences and Privileges of Series B Preferred Stock (the "Certificate"), each share of Series B Preferred Stock was converted into 100 shares of Common Stock on February 19, 2002, the date on which the Company obtained stockholder approval of such conversion at a special meeting (the "Special Meeting") of the Company's stockholders called for this purpose. As a result of the fact that the approval of the Company's stockholders has been obtained for such conversion, the rights of the holders of Series B Preferred Stock set forth in the Certificate and described in Amendment Number 2 are no longer in effect.

         Prior to the Closing, and as a condition thereto, certain holders of at least a majority of the issued and outstanding shares of Common Stock entered into an agreement (the "Voting Agreement") pursuant to which they agreed, among other things, to vote all shares beneficially owned by such holders at the Special Meeting in favor of the conversion of the shares of Series B Preferred Stock into Common Stock. The Voting Agreement terminated in accordance with its terms once the approval of the Company's stockholders for the conversion of the Series B Preferred Stock into Common Stock was obtained.

         In addition, the Series B Purchasers entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Company. Under the Registration Rights Agreement, the Company must, within 30 days of the Closing, file a registration statement for the



                              Page 21 of 34 Pages
resale by the Series B Purchasers (or their transferees) of the Common Stock issued upon conversion of the Series B Preferred Stock. The Company has agreed to use its best efforts to cause the Securities and Exchange Commission to declare such registration statement effective within 90 calendar days following the Closing and to remain effective until the Common Stock received upon conversion of the shares of Series B Preferred Stock is available for resale by the Series B Purchasers under Rule 144 of the Securities Act of 1933 in any three-month period. In connection with the preparation, filing, and continued effectiveness of the registration statement, the Company has agreed to pay all reasonable expenses of the Series B Purchasers (other than underwriting discounts and commissions, but including accounting fees and expenses), the fees of counsel to the Company, and the fees of one counsel to the parties to the Registration Rights Agreement.

         The foregoing references to and descriptions of the Stock Purchase Agreement and the Registration Rights Agreement (together the "Series B Documents") are qualified in their entirety by the complete text of the Series B Documents. The Series B Documents are incorporated by reference herein and are incorporated by reference as Exhibits G and H hereto.

         As part of their ongoing review of their investment in the Company, the Reporting Persons are currently exploring and may from time to time explore a variety of alternatives, including, without limitation: (a) the purchase of additional shares of Common Stock or other classes of capital stock of the Company, the exercise of either the Primary Put Option or the Secondary Put Option, or the disposition of some or all of the Common Stock described herein, whether through open market or privately negotiated transactions; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of all or a material portion of assets of the Company or any of its subsidiaries; or (d) plans or proposals that may involve other changes in the Company's business or corporate structure. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing matters and, in some cases, the foregoing matters may be limited or restricted by the terms of the agreements entered into by the Series B Purchasers in connection with their acquisition of the Series B Preferred Stock. Whether the Reporting Persons pursue any such alternative, and the timing thereof, will depend on their assessment of pertinent factors, including, without limitation, (a) the availability of shares of Common Stock or other classes of capital stock of the Company for purchase at particular price levels;
(b) the availability and nature of opportunities to dispose of the Common Stock;
(c) the Company's financial condition, business, and prospects; (d) general economic, industry, and financial market conditions; (e) alternative business and investment opportunities available to the Reporting Persons; and (f) the Reporting Persons' overall business plans and strategies and developments with respect to the Reporting Persons' business.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of Amendment Number 2 is amended and restated as follows:

         TOTAL OUTSTANDING SHARES. According to a representation made to the Series B Purchasers by the Company, the total number of shares of Common Stock outstanding as of December 17, 2001 was 114,002,422 shares. The total number of shares of Series B Preferred Stock outstanding as of December 17, 2001 was 4,375,000. As described above, the outstanding shares of Series B Preferred Stock were converted into 437,500,000 shares of Common Stock on February 19, 2002. Accordingly, based on the information provided by the Company on



                              Page 22 of 34 Pages

December 17, 2001, upon the Warrant Holders' exercise of the Warrant and either the Primary Put Option or the Secondary Put Option, upon @viso's exercise of either the @viso Primary Put Option or the @viso Secondary Put Option, an aggregate of up to 583,178,004 shares of Common Stock would be issued and outstanding. However, only the shares of Series B Preferred Stock were converted into Common Stock and none of the Warrant, the Primary Put Option, the Secondary Put Option, the @viso Primary Put Option or the @viso Secondary Put Option have been exercised. Accordingly, to the best knowledge of the Reporting Persons, an aggregate of 551,502,422 shares of Common Stock are issued and outstanding as of the date hereof.

         On October 25, 1999, SB Capital Partners purchased 20,347,018 shares of the Series B Preferred Stock from the Company and Advisors Fund purchased 295,184 shares of Series B Preferred Stock from the Company. Each share of Series B Preferred Stock was converted into one share of Common Stock in connection with the Company's initial public offering.

         On April 5, 2000, SB Capital Partners purchased 1,564,306 shares of the Company's Series C preferred stock ("Series C Preferred Stock") from the Company and Advisors Fund purchased 22,694 shares of Series C Preferred Stock from the Company. Each share of Series C Preferred Stock was converted into one share of Common Stock in connection with the Company's initial public offering.

         On June 30, 2000, SB Capital Partners transferred 10,860,679 shares of Series C Preferred Stock to SB Capital; Advisors Fund transferred 1,900 shares of a combination of Series B and Series C Preferred Stock to SB Capital Partners, and Advisors Fund transferred 1,867 shares of a combination of Series B and Series C Preferred Stock to SB Capital.

         On August 17, 2000, SB Capital Partners purchased 498,320 shares of Common Stock; SB Capital purchased 489,754 shares of Common Stock, and Advisors Fund purchased 11,926 shares of Common Stock from the Company at $10.00 per share pursuant to its initial public offering.

         On May 30, 2001, the Warrant Holders received a warrant to purchase 2,380,952 shares of Series A Preferred Stock of PeoplePC Europe for an aggregate cost of $7,142,857. Upon exercise of the Warrant and either the Primary Put Option or the Secondary Put Option discussed in Item 4 hereto, the Warrant Holders would receive up to 3,334,226 of such shares of Common Stock from the Company; SB Capital Partners may be deemed to have shared voting and dispositive power over up to 3,334,226 of such shares; SB Capital may be deemed to have shared voting and dispositive power over up to 1,638,405 of such shares; Advisors Fund may be deemed to have shared voting and dispositive power over up to 28,774 of such shares. The issuance of the Common Stock upon exercise of either the Primary Put Option or the Secondary Put Option was subject to the approval of the stockholders of the Company. Such approval was obtained on May 31, 2001.

         On May 30, 2001, @viso received the @viso Primary Put Option and the @viso Secondary Put Option discussed in Item 4 hereto. Upon exercise of either the @viso Primary Put Option or the @viso Secondary Put Option, @viso would receive up to 28,341,356 shares of Common Stock from the Company. The issuance of the Common Stock upon exercise of either the @viso Primary Put Option or the @viso Secondary Put Option was subject to the approval of the stockholders of the Company. Such approval was obtained on May 31, 2001. As described below,



                              Page 23 of 34 Pages
all of such shares may be deemed to be beneficially owned by SB Europe, SOFTBANK and Mr. Son.

         On May 31, 2001, Advisors Fund transferred 4,300 shares of Common Stock to SB Capital Partners and 4,227 shares of Common Stock to SB Capital.

         On December 17, 2001, SB Capital Partners purchased 1,799,928 shares of Series B Preferred Stock, SB Capital purchased 1,769,004 shares of Series B Preferred Stock and Advisors Fund purchased 31,068 shares of Series B Preferred Stock from the Company. Each share of Series B Preferred Stock was converted into 100 shares of Common Stock on February 19, 2002 as a result of the approval of such conversion by the stockholders of the Company.

         On December 24, 2001, SB Capital Partners purchased 49,998 shares of Common Stock, SB Capital purchased 49,139 shares of Common Stock and Advisors Fund purchased 863 shares of Common Stock from a stockholder of the Company in a private transaction at a price of $0.05 per share.

         As a result of the foregoing transactions, as of the date of filing this statement, SB Capital Partners holds 191,597,963 shares of Common Stock and may be deemed to beneficially own up to 3,334,226 shares issuable upon exercise of the Warrant and either the Primary Put Option or the Secondary Put Option; SB Capital holds 188,306,066 shares of Common Stock and may be deemed to beneficially own up to 1,638,405 shares issuable upon exercise of the Warrant and either the Primary Put Option or the Secondary Put Option, and Advisors Fund holds 3,425,173 shares of Common Stock and may be deemed to beneficially own up to 28,774 shares issuable upon exercise of the Warrant and either the Primary Put Option or the Secondary Put Option; and SB Europe beneficially owns up to 28,341,356 shares of Common Stock issuable upon the exercise of either the @viso Primary Put Option or the @viso Secondary Put Option. As a result of the termination of the Voting Agreement in accordance with its terms, the Reporting Persons are no longer deemed to beneficially own shares of Common Stock held by others who were party to such Voting Agreement.

         SB CAPITAL PARTNERS. As of the date of filing this statement, SB Capital Partners beneficially owned 194,932,189 shares of Common Stock, representing approximately 35.1% of the Common Stock outstanding. The foregoing assumes the exercise of the Warrant and either the Primary Put Option or the Secondary Put Option.

         SB CAPITAL. As of the date of filing this statement, SB Capital beneficially owned 189,944,471 shares of Common Stock, representing 34.3% of the Common Stock outstanding. The foregoing assumes the exercise of the Warrant and either the Primary Put Option or the Secondary Put Option.

         SB CP LLC. By virtue of being the general partner of SB Capital Partners, SB Capital and Advisors Fund, SB CP LLC may be deemed a beneficial owner of a total of 386,663,428 shares of Common Stock, consisting of 194,932,189 shares beneficially owned by SB Capital Partners, 188,306,066 shares beneficially owned by SB Capital and 3,425,173 shares beneficially owned by Advisors Fund, and excluding any overlap of beneficial ownership between SB Capital Partners, SB Capital and Advisors Fund or a total of approximately 69.7% of the



                              Page 24 of 34 Pages

Common Stock outstanding. The foregoing assumes the exercise of the Warrant and either the Primary Put Option or the Secondary Put Option.

         SB CPI AND MR. FISHER. By virtue of their joint control over investment decisions of SB CP LLC, SB CPI and Mr. Fisher may be deemed beneficial owners of the 386,663,428 shares of Common Stock beneficially owned by SB CP LLC, or approximately 69.7% of the Common Stock outstanding. The foregoing assumes the exercise of the Warrant and either the Primary Put Option or the Secondary Put Option.

         SBH. By virtue of its ownership of all the outstanding stock of SB CPI, SBH may be deemed a beneficial owner of the 386,663,428 shares of Common Stock beneficially owned by SB CPI, or a total of approximately 69.7% of the Common Stock outstanding. The foregoing assumes the exercise of the Warrant and either the Primary Put Option or the Secondary Put Option.

         SB EUROPE. By virtue of its interest in @viso, SB Europe may be deemed a beneficial owner of up to 28,341,356 shares issuable to @viso upon @viso's exercise of either the @viso Primary Put Option or the @viso Secondary Put Option, or a total of approximately 4.9% of the Common Stock outstanding.

         SOFTBANK. SOFTBANK may be deemed a beneficial owner of 415,004,784 shares of Common Stock, consisting of 386,663,428 shares beneficially owned by SBH, its wholly-owned subsidiary, and up to 28,341,356 shares beneficially owned by SB Europe, its wholly-owned subsidiary, or approximately 71.1% of the Common Stock outstanding. The foregoing assumes the exercise of the Warrant and either the Primary Put Option or the Secondary Put Option and assumes the exercise of either the @viso Primary Put Option or the @viso Secondary Put Option.

         MR. SON. Mr. Son is the President and Chief Executive Officer of SOFTBANK and, as of September 30, 2001, owns an approximately 40.1% interest in SOFTBANK. Accordingly, the 415,004,784 shares of Common Stock beneficially owned by SOFTBANK, representing approximately 71.1% of the Common Stock outstanding, may be regarded as being beneficially owned by Mr. Son. The foregoing assumes the exercise of the Warrant and either the Primary Put Option or the Secondary Put Option and assumes the exercise of either the @viso Primary Put Option or the @viso Secondary Put Option.

         On May 14, 1999, Technology Ventures IV purchased 14,129,280 shares of Series A Preferred Stock from the Company and Technology Advisors purchased 270,720 shares of Series A Preferred Stock from the Company. Each share of Series A Preferred Stock was converted into one share of Common Stock in connection with the Company's initial public offering.

         On October 25, 1999, Technology Ventures IV purchased 2,250,458 shares of Series B Preferred Stock from the Company and Technology Advisors purchased 43,120 shares of Series B Preferred Stock from the Company. Each share of Series B Preferred Stock was converted into one share of Common Stock in connection with the Company's initial public offering.

         On April 5, 2000, Technology Ventures IV purchased 1,262,612 shares of Series C Preferred Stock from the Company and Technology Advisors purchased 20,814 shares of Series C Preferred Stock from the Company. Each share of Series C Preferred Stock was converted into one share of Common Stock in connection with the Company's initial public offering.



                              Page 25 of 34 Pages

         On March 16, 2001, Technology Ventures IV transferred 3,314 shares of Common Stock to Technology Advisors.

         On December 17, 2001, Technology Ventures IV purchased 49,060 shares of Series B Preferred Stock from the Company and Technology Advisors purchased 940 shares of Series B Preferred Stock from the Company. Each share of Series B Preferred Stock was converted into 100 shares of Common Stock on February 19, 2002 as a result of the approval of such conversion by the stockholders of the Company.

         As a result of the foregoing transactions, as of the date of filing this statement Technology Ventures IV holds 22,545,036 shares of Common Stock and Technology Advisors holds 431,968 shares of Common Stock.

         TECHNOLOGY VENTURES IV. As of the date of filing this statement, Technology Ventures IV beneficially owned 22,545,036 shares of Common Stock, representing approximately 4.1% of the Common Stock outstanding.

         STV IV LLC. By virtue of being the general partner of Technology Ventures IV and Technology Advisors, STV IV LLC may be deemed the beneficial owner of 22,977,004 shares of Common Stock, consisting of 22,545,036 shares beneficially owned by Technology Ventures IV and 431,968 shares beneficially owned by Technology Advisors, or a total of approximately 4.2% of the Common Stock outstanding.

         MR. RUSSELL, MR. FELD, MR. RIESCHEL, MS. ROIZEN AND MR. GOLDING. By virtue of being a managing director of STV IV LLC, each of Mr. Russell, Mr. Feld, Mr. Rieschel, Ms. Roizen and Mr. Golding may be deemed the beneficial owner of the 22,977,004 shares of Common Stock beneficially owned by STV IV LLC, or approximately 4.2% of the Common Stock outstanding.

         MR. LAX. By virtue of his joint control over investment decisions of SB CP LLC, Mr. Lax may be deemed a beneficial owner of the 386,663,428 shares of Common Stock beneficially owned by SB CP LLC; by virtue of being a managing director of STV IV LLC, Mr. Lax may be deemed the beneficial owner of the 22,977,004 shares of Common Stock beneficially owned by STV IV LLC. Accordingly, Mr. Lax may be deemed the beneficial owner of 409,640,432 shares of Common Stock, or approximately 73.8% of the Common Stock outstanding. The foregoing assumes the exercise of the Warrant and either the Primary Put Option or the Secondary Put Option.

         ITEM 5(E): As of February 19, 2002, each of Technology Ventures IV, STV IV LLC, Mr. Russell, Mr. Feld, Mr. Rieschel, Ms. Roizen, Mr. Golding and SB Europe ceased to be the beneficial owner of more than five percent of the Common Stock of the Company.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See the summary of certain provisions of the Put Option Agreement, the Warrant, the Stock Purchase Agreement and the Registration Rights Agreement included in Item 4 hereto.




                              Page 26 of 34 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A    Agreement of Joint Filing, dated as of March 5, 2002, by and among the Reporting Persons.

Exhibit B    Power of Attorney (incorporated by reference to Exhibit 24 to the
             Statement on Schedule 13G filed by SOFTBANK, Mr. Son and SOFTBANK
             Ventures Inc. on February 18, 1998 with respect to Concentric
             Network Corporation).

Exhibit C    Amended and Restated Investor Rights Agreement dated April 5, 2000
             (incorporated by reference to Schedule 10.8 to the Form S-1/A filed by the Company on June 29, 2000).

Exhibit D    Put Option Agreement dated May 30, 2001 (incorporated by reference to Exhibit 10.4 to the Form 10-Q filed by the Company on August 14,
             2001).

Exhibit E    Amended and Restated Warrant dated May 30, 2001 (incorporated by reference to Exhibit E to the statement on Schedule 13D filed by the Reporting Persons on January 23, 2002 with respect to the Company).

Exhibit F    Amended and Restated Investor Rights Agreement dated May 30, 2001
             (incorporated by reference to Exhibit F to the statement on Schedule 13D filed by the Reporting Persons on January 23, 2002 with respect to the Company).

Exhibit G    Series B Preferred Stock Purchase Agreement dated December 17, 2001
             (incorporated by reference to Exhibit D to the statement on Schedule 13D filed by the Reporting Persons on December 18, 2001 with respect to the Company).

Exhibit H    Registration Rights Agreement dated December 17, 2001 (incorporated by reference to Exhibit G to the statement on Schedule 13D filed by the Reporting Persons on December 18, 2001 with respect to the Company).

Exhibit I    Powers of Attorney authorizing Greg R. Prow to execute this
             Schedule 13D as attorney-in-fact (previously filed with the Securities and Exchange Commission and incorporated herein by reference).

                              Page 27 of 34 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 5, 2002                            SOFTBANK CAPITAL PARTNERS LP
                                         By: SOFTBANK CAPITAL PARTNERS
                                             LLC, General Partner

                                         By: /s/ Ronald D. Fisher
                                            -----------------------------------
                                            Name:  Ronald D. Fisher
                                            Title: Managing Director


                                         SOFTBANK CAPITAL LP
                                         By: SOFTBANK CAPITAL PARTNERS LLC,
                                             its General Partner

                                         By: /s/ Ronald D. Fisher
                                            -----------------------------------
                                            Name:  Ronald D. Fisher
                                            Title: Managing Director


                                         SOFTBANK CAPITAL PARTNERS LLC

                                         By: /s/ Ronald D. Fisher
                                            -----------------------------------
                                            Name:  Ronald D. Fisher
                                            Title: Managing Director


                                         SOFTBANK CAPITAL PARTNERS
                                         INVESTMENT INC.

                                         By: /s/ Ronald D. Fisher
                                            -----------------------------------
                                            Name:  Ronald D. Fisher
                                            Title: President


                                         RONALD D. FISHER

                                             /s/ Ronald D. Fisher
                                            -----------------------------------
                                            Name:  Ronald D. Fisher



                              Page 28 of 34 Pages

                                         CHARLES R. LAX

                                            /s/ Charles R. Lax
                                            -----------------------------------
                                            Name:  Charles R. Lax


                                         SOFTBANK TECHNOLOGY VENTURES IV LP
                                         By: STV IV LLC, its General Partner

                                         By: /s/ Greg R. Prow
                                             ----------------------------------
                                             Name:  Greg R. Prow
                                             Title: Chief Operating Officer


                                         STV IV LLC


                                         By: /s/ Greg R. Prow
                                             ----------------------------------
                                             Name:  Greg R. Prow
                                             Title: Chief Operating Officer


                                         E. SCOTT RUSSELL


                                         By: /s/ Greg R. Prow
                                            -----------------------------------
                                            Name:  Greg R. Prow
                                            Title: Attorney-in-Fact


                                         BRADLEY A. FELD


                                         By: /s/ Greg R. Prow
                                            -----------------------------------
                                            Name:  Greg R. Prow
                                            Title: Attorney-in-Fact


                                         GARY E. RIESCHEL


                                         By: /s/ Greg R. Prow
                                            -----------------------------------
                                            Name:  Greg R. Prow
                                            Title: Attorney-in-Fact



                              Page 29 of 34 Pages

                                         JO ANN HEIDI ROIZEN


                                         By: /s/ Greg R. Prow
                                            -----------------------------------
                                            Name:  Greg R. Prow
                                            Title: Attorney-in-Fact


                                         D. REX GOLDING


                                         By: /s/ Greg R. Prow
                                            -----------------------------------
                                            Name:  Greg R. Prow
                                            Title: Attorney-in-Fact


                                         SOFTBANK HOLDINGS INC.


                                         By: /s/ Stephen A. Grant
                                            -----------------------------------
                                            Name:  Stephen A. Grant
                                            Title: Secretary


                                         SOFTBANK CORP.


                                         By: /s/ Stephen A. Grant
                                            -----------------------------------
                                            Name:  Stephen A. Grant
                                            Title: Attorney-in-Fact


                                         MASAYOSHI SON


                                         By: /s/ Stephen A. Grant
                                            -----------------------------------
                                            Name:  Stephen A. Grant
                                            Title: Attorney-in-Fact


                                         SB Holdings (Europe) Ltd.


                                         By: /s/ Steven J. Murray
                                            -----------------------------------
                                            Name:  Steven J. Murray
                                            Title: Director



                              Page 30 of 34 Pages

                                                                       EXHIBIT A


                            AGREEMENT OF JOINT FILING

         In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any amendments thereto, with respect to the Common Stock or Series B Preferred Stock of PeoplePC, Inc. and that this agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.



                              Page 31 of 34 Pages

         IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of March 5, 2002.

                                         SOFTBANK CAPITAL PARTNERS LP
                                         By: SOFTBANK CAPITAL PARTNERS
                                             LLC, General Partner

                                         By: /s/ Ronald D. Fisher
                                            -----------------------------------
                                            Name:  Ronald D. Fisher
                                            Title: Managing Director


                                         SOFTBANK CAPITAL LP
                                         By: SOFTBANK CAPITAL PARTNERS LLC,
                                             its General Partner

                                         By: /s/ Ronald D. Fisher
                                            -----------------------------------
                                            Name:  Ronald D. Fisher
                                            Title: Managing Director


                                         SOFTBANK CAPITAL PARTNERS LLC

                                         By: /s/ Ronald D. Fisher
                                            -----------------------------------
                                            Name:  Ronald D. Fisher
                                            Title: Managing Director


                                         SOFTBANK CAPITAL PARTNERS
                                         INVESTMENT INC.

                                         By: /s/ Ronald D. Fisher
                                            -----------------------------------
                                            Name:  Ronald D. Fisher
                                            Title: President


                                         RONALD D. FISHER

                                             /s/ Ronald D. Fisher
                                            -----------------------------------
                                            Name:  Ronald D. Fisher



                              Page 32 of 34 Pages

                                         CHARLES R. LAX

                                            /s/ Charles R. Lax
                                            -----------------------------------
                                            Name:  Charles R. Lax


                                         SOFTBANK TECHNOLOGY VENTURES IV LP
                                         By: STV IV LLC, its General Partner

                                         By: /s/ Greg R. Prow
                                             ----------------------------------
                                             Name:  Greg R. Prow
                                             Title: Chief Operating Officer


                                         STV IV LLC


                                         By: /s/ Greg R. Prow
                                             ----------------------------------
                                             Name:  Greg R. Prow
                                             Title: Chief Operating Officer


                                         E. SCOTT RUSSELL


                                         By: /s/ Greg R. Prow
                                            -----------------------------------
                                            Name:  Greg R. Prow
                                            Title: Attorney-in-Fact


                                         BRADLEY A. FELD


                                         By: /s/ Greg R. Prow
                                            -----------------------------------
                                            Name:  Greg R. Prow
                                            Title: Attorney-in-Fact


                                         GARY E. RIESCHEL


                                         By: /s/ Greg R. Prow
                                            -----------------------------------
                                            Name:  Greg R. Prow
                                            Title: Attorney-in-Fact



                              Page 33 of 34 Pages

                                         JO ANN HEIDI ROIZEN


                                         By: /s/ Greg R. Prow
                                            -----------------------------------
                                            Name:  Greg R. Prow
                                            Title: Attorney-in-Fact


                                         D. REX GOLDING


                                         By: /s/ Greg R. Prow
                                            -----------------------------------
                                            Name:  Greg R. Prow
                                            Title: Attorney-in-Fact


                                         SOFTBANK HOLDINGS INC.


                                         By: /s/ Stephen A. Grant
                                            -----------------------------------
                                            Name:  Stephen A. Grant
                                            Title: Secretary


                                         SOFTBANK CORP.


                                         By: /s/ Stephen A. Grant
                                            -----------------------------------
                                            Name:  Stephen A. Grant
                                            Title: Attorney-in-Fact


                                         MASAYOSHI SON


                                         By: /s/ Stephen A. Grant
                                            -----------------------------------
                                            Name:  Stephen A. Grant
                                            Title: Attorney-in-Fact


                                         SB Holdings (Europe) Ltd.


                                         By: /s/ Steven J. Murray
                                            -----------------------------------
                                            Name:  Steven J. Murray
                                            Title: Director




                              Page 34 of 34 Pages